FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”) Suite 2300 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

September 18, 2012

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is August 18, 2012. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they closed the second tranche of their non -brokered equity financing.

Item 5.	Full Description of Material Change

The Issuer reports that they have closed the second tranche of its previously announced non- brokered private placement financing (the “Offering”) of common shares to raise total gross proceeds of CAD 29.6 million.

The second tranche of the Offering consisted of the issuance of 1,926,411 common shares at a price of CAD 2.5955 per share (representing a 10% discount from the five day volume weighted average price for the common shares as at September 10, 2012) to raise aggregate gross proceeds of CAD 5 million. The Issuer paid a cash finder’s fee of 4% in connection with the issuance of these shares. The common shares issued in the second tranche of the Offering will be subject to a hold period in Canada of four months from the closing of the second tranche. All common shares issued in the second tranche will be subject to resale restrictions under U.S. federal and state securities laws.

The Issuer intends to use the net proceeds of the Offering for the completion of its bankable Feasibility Study at the Livengood Gold project in Alaska and for general working capital purposes.

The common shares issued in the Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”) or any applicable securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the common shares to be issued in the Offering, nor shall there be any offer or sale of the common shares to be issued in the Offering in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding the proposed use of the proceeds of the Offering by the Issuer, the potential completion of a bankable feasibility study on the Livengood deposit, the Issuer’s business strategies, and the Issuer’s other business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, risks associated with the timing and pricing of the Offering, completion of the Offering, regulatory approval/acceptance of the Offering, the use of proceeds from the Offering and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F as filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's Livengood Project.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Interim Chief Executive Officer Business Telephone No.: 720-881-7646

Item 9.	Date of Report

September 24, 2012